Contact:    Steven Markel
                                                              Markel Corporation
                                                                  (804) 965-1675


                  MARKEL EXTENDS GRYPHON OFFER TO JANUARY 15

RICHMOND, Va., December 21, 1998 -- Markel Corporation (NYSE: MKL) announced today that its subsidiary, MG Acquisition Corp., has extended the expiration date of its all cash tender offer for all shares of common stock of Gryphon Holdings Inc. (Nasdaq: GRYP) to 5:00 P.M., New York City time, on Friday, January 15, 1999. As of 12:00 Midnight, on December 18, 1998, 5,618,441 shares of Gryphon common stock had been tendered pursuant to the offer. These shares, when considered with shares owned by Markel and MG, represent approximately 95% of Gryphon's total issued and outstanding shares of common stock. The offer was scheduled to expire at 12:00 Midnight, New York City time, on Friday, December 18, 1998.

As previously announced, Markel and Gryphon have entered into an Agreement and Plan of Merger providing for the acquisition of Gryphon at a price of $19.00 per share in cash. The transaction is subject to required regulatory approvals and is expected to be completed in January of 1999.

Markel Corporation markets and underwrites specialty insurance products and programs to a variety of niche markets. In each of these markets, the Company seeks to provide quality products and excellent customer service so that it can be a market leader. The financial goals of the Company are to earn consistent underwriting profits and superior investment returns to build shareholder value.

Gryphon Holdings operates through its main subsidiary, Gryphon Insurance Group, as a specialty property and casualty underwriting organization. The Company's wholly-owned insurance subsidiaries are Associated International Insurance Company, Calvert Insurance Company, and the First Reinsurance
Company of Hartford.

Any further extension of the offer will be followed as promptly as practicable by public announcement thereof, with such announcement to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.